March 31, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of ING Groep N.V., under the Exchange Act of 1934:

- $1,250,000,000 3.869% Callable Fixed-to-Floating Rate Senior Notes due 2026
-
- $1,250,000,000 4.017% Callable Fixed-to-Floating Rate Senior Notes due 2028
-
- $1,000,000,000 4.252% Callable Fixed-to-Floating Rate Senior Notes due 2033
-
- $500,000,000 Callable Floating Rate Senior Notes due 2026

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com